Exhibit 12.1

SWS GROUP, INC. AND SUBSIDIARIES

STATEMENT RE COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio)

	Fiscal Years Ended
	June 28, 2002	June 29, 2001	June 30, 2000	June 25, 1999	June 26, 1998
		Restated
Income (loss) before income taxes and minority interest in consolidated subsidiaries	$(7,385)	$34,962	$137,905	$53,380	$42,472
Add fixed charges:
Interest expense	65,807	171,578	178,084	112,794	113,795
Interest factor in rents(1)	7,798	6,608	4,770	3,575	2,600

Total fixed charges	73,605	178,186	182,854	116,369	116,395

Earnings before fixed charges and income taxes	$66,220	$213,148	$320,759	$169,749	$158,867

Ratio of earnings to fixed charges(2)	—	1.2	1.8	1.5	1.4

(1)	The Company estimates that one-third of rental expense is representative of the interest factor.
(2)
Due to the Company’s net loss before income taxes and minority interest in consolidated subsidiaries in 2002, the coverage ratio was less than 1:1. The Company must generate additional earningsof $7,385,000 to achieve a coverage ratio of 1:1.